

Mail Stop 4720

July 7, 2016

Maria Fardis, Ph.D.
President and Chief Executive Officer
Lion Biotechnologies, Inc.
112 West 34th Street, 17th Floor
New York, NY 10120

> **Re: Lion Biotechnologies, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 17, 2016**
> **File No. 001-36860**

Dear Dr. Fardis:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Lawrence Schnapp
TroyGould PC